CHINA INTEGRATED ENERGY, INC.
DONGXIN CENTURY SQUARE, 7TH FLOOR
HI-TECH DEVELOPMENT DISTRICT
XI’AN, SHAANXI PROVINCE, PRC

October 29, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Integrated Energy, Inc.
Registration Statement on Form S-1
File No.  333-161831

Ladies and Gentlemen:

On October 26, 2009, China Integrated Energy, Inc. (the “Company”) requested the effective date of the above-captioned Registration Statement be accelerated to 4:30 p.m. on Wednesday, October 28, 2009. The Company hereby withdraws such request and requests that the effective date of the Registration Statement be accelerated to 5:30 p.m. on Thursday, October 29, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA INTEGRATED ENERGY, INC.

By:	/s/ Xincheng Gao
Name:	Xincheng Gao
Title:	Chief Executive Officer